Exhibit 3


                       UNUM CORPORATION
                AMENDMENT TO RIGHTS AGREEMENT

                    SECOND AMENDMENT dated as of November 22,
               1998 (this "Amendment") to the Rights
               Agreement (the "Rights Agreement") dated as of March 13, 1992, as amended, between UNUM Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, a New York banking corporation (the "Rights Agent"). All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Rights Agreement.


          WHEREAS the Company and Provident Companies, Inc., a Delaware corporation, have proposed to enter into an Agreement and Plan of Merger to be dated the date hereof (the
"Merger Agreement");

          WHEREAS the Company desires to amend the Rights Agreement to render the Rights inapplicable to the Merger (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement, the Option Agreements and the Stockholders Agreement (each as defined in the Merger Agreement);

          WHEREAS the Company deems this Amendment to the Rights Agreement to be necessary and desirable and in the best interests of the holders of the Rights and has duly approved this Amendment; and

          WHEREAS Section 27 of the Rights Agreement permits the Company and the Rights Agent at any time before the Distribution Date to amend the Rights Agreement in the manner provided herein.

          NOW, THEREFORE, the Company and the Rights Agent amend the Rights Agreement as follows:

          Section 1. Amendments to the Rights Agreement.
Section 3(a) of the Rights Agreement is hereby amended to add the following paragraph at the end thereof:

          "Notwithstanding anything in this Rights Agreement to the contrary, neither Provident Companies, Inc. nor any of its Affiliates or Associates shall become an Acquiring Person, either individually or collectively, no Distribution Date, Triggering Event or Stock Acquisition Date shall occur, no Rights shall separate from the shares of Common Stock or otherwise become


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     exercisable and no adjustment shall be made pursuant to
     Section 11 or 13, in each case solely by virtue of (i) the announcement of the Merger, (ii) the acquisition of Common Stock of the Company pursuant to the Merger, the Merger Agreement or the Option Agreements, (iii) the execution of the Merger Agreement, the Option Agreements or the Stockholders Agreement or (iv) the consummation of the Merger or of the other transactions contemplated by the Merger Agreement, the Option Agreements or the Stockholders Agreement.

          Section 2. Full Force and Effect. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

          Section 3. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of Delaware applicable to contracts to be made and performed entirely within such State.

          Section 4. Counterparts. This Amendment may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.


          IN WITNESS WHEREOF, the Company and the Rights
Agent have caused this Amendment to be duly executed as of the day and year first above written.


UNUM CORPORATION


By:  /s/ Wendolyn C. Clarke
     -----------------------------
     Name:  Wendolyn C. Clarke
     Title: Assistant Secretary


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                                                            3
FIRST CHICAGO TRUST
COMPANY OF NEW YORK,
as Rights Agent



By:  /s/ Charles D. Keryc
     -----------------------------
     Name:  Charles D. Keryc
     Title: Vice President